Subject to Completion Preliminary Term Sheet dated September 4, 2007	Filed Pursuant to Rule 433 Registration No. 333-132911

$ Accelerated Return Bear Market Notes	Expected Pricing Date*	September	, 2007
Linked to the Crude Oil Contract Due October , 2008	Settlement Date*	October	, 2007
Term Sheet	Maturity Date*	October	, 2008
CUSIP No.

Merrill Lynch & Co., Inc.

•       3-to-1 return if the price of the Crude Oil Contract on the Valuation Date is below the Starting Value, subject to a cap of 13.00% -17.00%

•       A maturity of approximately 12.5 months

•       1-to-1 loss up to a maximum loss of the original public offering price per unit if the price of the Crude Oil Contract on the Valuation Date is above the Starting Value.

•       Not listed on any securities exchange

•       No periodic interest payments

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement ARNB-1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$
Underwriting discount (1)	$.175	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.825	$

1)	The public offering price and underwriting discount for any purchase of 500,000 units or more will be $9.950 per unit and $.125 per unit, respectively. The foregoing pricing description will apply to any single transaction by an individual investor.

* Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in September or October, the settlement date may occur in September or October and the maturity date may occur in October or November. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

September     , 2007

Linked to the Crude Oil Contract Due October , 2008

Summary

The Accelerated Return Bear Market Notes Linked to the Crude Oil Contract due October     , 2008 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. designed for, but not limited to, investors who anticipate that the price of the front-month light, sweet crude oil (“Crude Oil”) futures contract (each such front-month futures contract a “Crude Oil futures contract”) traded on the New York Mercantile Exchange (“NYMEX”) (Bloomberg Symbol “<CL1> <Comdty>”) next scheduled for settlement immediately prior to maturity (such specific Crude Oil futures contract, the “Crude Oil Contract”) will be below the settlement price (as determined on the Pricing Date) of the Crude Oil futures contract next scheduled for settlement as of the Pricing Date. Investors must be willing to forego interest payments on the Notes and be willing to accept a repayment that is capped and that may be less, and potentially significantly less, than the original public offering price of the Notes if the price of the Crude Oil Contract on the Valuation Date is above the Starting Value.

Accelerated Return Bear Market Notes	TS-2

Linked to the Crude Oil Contract Due October , 2008

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 15.00%, the midpoint of the range of 13.00% and 17.00%. The orange line reflects the hypothetical returns on the Notes, while the dotted blue line reflects the return of a hypothetical investment in Crude Oil futures contracts.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a hypothetical Starting Value of 74.04, the price of a Crude Oil futures contract on August 31, 2007 and a Capped Value of $11.50, the midpoint of the range of $11.30 and $11.70.

Example 1—The hypothetical Ending Value is 130% of the hypothetical Starting Value:

Hypothetical Starting Value: 74.04

Hypothetical Ending Value: 96.25

$10 -	($10 x	96.25 - 74.04)	= $7.00
74.04

Payment at maturity (per unit) = $7.00

Example 2—The hypothetical Ending Value is 97% of the hypothetical Starting Value:

Hypothetical Starting Value: 74.04

Hypothetical Ending Value: 71.82

$10 +	($30 x	(74.04 - 71.82))	= $10.90
74.04

Payment at maturity (per unit) = $10.90

Example 3—The hypothetical Ending Value is 70% of the hypothetical Starting Value:

Hypothetical Starting Value: 74.04

Hypothetical Ending Value: 51.83

$10 +	($30 x	(74.04 - 51.83))	= $19.00
74.04

Payment at maturity (per unit) = $11.50 (Payment at maturity cannot be greater than the Capped Value)

Accelerated Return Bear Market Notes	TS-3

Linked to the Crude Oil Contract Due October , 2008

The following table illustrates, for a hypothetical Starting Value of 74.04 (the settlement price of a Crude Oil futures contract on August 31, 2007) and a range of hypothetical Ending Values of the Crude Oil Contract:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•	the pretax annualized rate of return of an investment in Crude Oil futures contracts.

The table below assumes a Capped Value of $11.50, the midpoint of the range of $11.30 and $11.70.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of an investment in Crude Oil futures contracts (1)(2)
44.42	-40.00%	11.50	15.00%	13.92%	-43.59%
51.83	-30.00%	11.50	15.00%	13.92%	-31.55%
59.23	-20.00%	11.50	15.00%	13.92%	-20.37%
66.64	-10.00%	11.50	15.00%	13.92%	-9.89%
69.60	-6.00%	11.50 (4)	15.00%	13.92%	-5.87%
70.71	-4.50%	11.35	13.50%	12.57%	-4.38%
71.82	-3.00%	10.90	9.00%	8.47%	-2.91%
72.93	-1.50%	10.45	4.50%	4.28%	-1.45%
74.04 (3)	0.00%	10.00	0.00%	0.00%	0.00%
77.74	5.00%	9.50	-5.00%	-4.88%	4.75%
81.44	10.00%	9.00	-10.00%	-9.89%	9.39%
88.85	20.00%	8.00	-20.00%	-20.37%	18.34%
96.25	30.00%	7.00	-30.00%	-31.55%	26.92%
103.66	40.00%	6.00	-40.00%	-43.59%	35.16%
111.06	50.00%	5.00	-50.00%	-56.73%	43.10%
118.46	60.00%	4.00	-60.00%	-71.32%	50.77%
125.87	70.00%	3.00	-70.00%	-87.96%	58.19%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from September 3, 2007 to September 17, 2008, a term expected to be equal to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the price of Crude Oil futures contracts that equals the percentage difference between the price of a Crude Oil futures contract as of the Pricing Date (the hypothetical Starting Value) and the price of the Crude Oil Contract on the Valuation Date (each such value, a hypothetical Ending Value);

(b)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the settlement price of a Crude Oil futures contract on August 31, 2007. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value. This table assumes a Capped Value of $11.50 (the midpoint of the range of $11.30 and $11.70).

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Accelerated Return Bear Market Notes	TS-4

Linked to the Crude Oil Contract Due October , 2008

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluations regarding the merits of an investment linked to the Crude Oil Contract.

•	Ownership of the Notes will not entitle you to any rights with respect to any futures contracts.

•	Your return on the Notes is limited to the Capped Value.

•	A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes.

•	Trading in Crude Oil futures contracts may be volatile based on a number of factors we cannot control.

•	Suspensions or disruptions of market trading in the commodity and related futures markets or in the Crude Oil Contract may adversely affect the value of the Notes.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	The Notes will not be regulated by the Commodity Futures Trading Commission (“CFTC”).

•	Purchases and sales of the commodity underlying the Crude Oil Contract by us and our affiliates may affect your return.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Additional Risk Factor

Crude Oil futures contracts may trade in backwardation or contango.

The Crude Oil Contract is a futures contract on a physical commodity. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. The market for these contracts may be in either backwardation or contango. In “backwardation”, prices are lower in the distant delivery months than in the nearer delivery months. “Contango” markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Crude Oil futures contracts have historically traded in backwardation with periods of contango, depending on then-current market conditions.

Investor Considerations

You may wish to consider an investment in the Notes if:	The Notes may not be appropriate investments for you if:

•        You anticipate that the Ending Value based on the price of the Crude Oil Contract will be below the Starting Value.

•        You accept that your investment may result in a loss, which could be significant, if the price of the Crude Oil Contract on the Valuation Date is above the Starting Value.

•        You accept that the return on the Notes will not exceed the Capped Value.

•        You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•        You are willing to accept that a trading market for the Notes is not expected to develop.

•        You anticipate that the Ending Value based on the price of the Crude Oil Contract will be above the Starting Value or that the Ending Value based on the price of the Crude Oil Contract will not be sufficiently below the Starting Value to provide you with your desired return.

•        You are seeking principal protection or preservation of capital.

•        You seek a return on your investment that will not be capped at a percentage that will be between 13.00% and 17.00%.

•        You seek interest payments or other current income on your investment.

•        You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

A “Business Day” means any day on which the NYMEX is open for trading and the price of Crude Oil futures contracts is calculated and published.

Accelerated Return Bear Market Notes	TS-5

Linked to the Crude Oil Contract Due October , 2008

Crude Oil Futures Contracts

The Redemption Amount will be determined by reference to the Crude Oil Contract traded on NYMEX. We have derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of and is subject to change without notice by NYMEX. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Crude Oil Contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign light, sweet crude oils.

A “front-month” contract is the contract next scheduled for settlement. For example, as of August 31, 2007, the front-month light, sweet crude oil futures contract is the October 2007 futures contract, which is a contract for delivery of light, sweet crude oil in October 2007.

The following summarizes selected specifications relating to light, sweet crude oil futures contracts as traded on the NYMEX:

Trading Unit: 1,000 U.S. barrels (42,000 gallons).

Price Quotation: U.S. dollars and cents per barrel.

Minimum Price Fluctuation: $.01 per barrel ($10.00 per contract).

Maximum Daily Price Fluctuation: $10.00 per barrel ($10,000 per contract). If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt were triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. There is no maximum price fluctuation limit during any one trading session.

Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading ceases on the third business day prior to the business day preceding the 25th calendar day. For example, trading for the August 2007 futures contract, which is a contract for delivery of light, sweet crude oil in August 2007, ended on July 20, 2007 (the third business day prior to the 25th calendar day of July).

Deliverable Grades: Specific domestic crudes with 0.42% sulfur by weight or less, not less than 37° API gravity nor more than 42° API gravity. The following domestic crude streams are deliverable: West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet, South Texas Sweet. Specific foreign crudes of not less than 34° API nor more than 42° API. The following foreign streams are deliverable: U.K. Brent and Forties, for which the seller shall receive a $.30 per barrel discount below the final settlement price; Norwegian Oseberg Blend is delivered at a $.55-per-barrel discount; Nigerian Bonny Light, Qua Iboe, and Colombian Cusiana are delivered at $.15 premiums.

Historical data on Crude Oil futures contracts

The following table sets forth the settlement prices of the Crude Oil futures contract next scheduled for settlement at the end of each month in the period from January 2002 through July 2007. This historical data on Crude Oil futures contracts is not necessarily indicative of the future performance of Crude Oil Contracts or what the value of the Notes may be. Any upward or downward trend in the price of Crude Oil futures contracts during any period set forth below is not an indication that the price of the Crude Oil Contract is more or less likely to be higher or lower than the Starting Value at any time over the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	19.48	33.51	33.05	48.20	67.92	58.14

February	21.74	36.60	36.16	51.75	61.41	61.79

March	26.31	31.04	35.76	55.40	66.63	65.87

April	27.29	25.80	37.38	49.72	71.88	65.71

May	25.31	29.56	39.88	51.97	71.29	64.01

June	26.86	30.19	37.05	56.50	73.93	70.68

July	27.02	30.54	43.80	60.57	74.40	78.21

August	28.98	31.57	42.12	68.94	70.26	74.04

September	30.45	29.20	49.64	66.24	62.91

October	27.22	29.11	51.76	59.76	58.73

November	26.89	30.41	49.13	57.32	63.13

December	31.20	32.52	43.45	61.04	61.05

Accelerated Return Bear Market Notes	TS-6

Linked to the Crude Oil Contract Due October , 2008

The following graph sets forth the historical performance of Crude Oil futures contracts presented in the preceding table. Past movements of Crude Oil futures contracts are not necessarily indicative of the future performance of the Crude Oil Contract.

Accelerated Return Bear Market Notes	TS-7

Linked to the Crude Oil Contract Due October , 2008

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARNB-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the price of the Crude Oil Contract. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the price of the Crude Oil Contract, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARNB-1) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the price of the Crude Oil Contract, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARNB-1.

Experts

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this term sheet by reference from ML&Co.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, and the three-month and six-month periods ended June 29, 2007 and June 30, 2006 which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in ML&Co.’s Quarterly Reports on Form 10-Q for the quarters ended March 30, 2007 and June 29, 2007 (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Accelerated Return Bear Market Notes	TS-8

Linked to the Crude Oil Contract Due October , 2008

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement ARNB-1 dated June 14, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507135812/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Crude Oil Contract Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Accelerated Return Bear Market Notes	TS-9